



13015200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 23, 2013

Act Securities Exchange Act of 1934
Section 14
Rule 14a-8
Public Availability 5/23/2013

Mr. Steve Tamari
8 Oakdale Lake
Glen Carbon, IL 62034

Re: College Retirement Equities Fund ("Fund")
Request for Reconsideration dated May 14, 2013

Dear Mr. Tamari:

This is in response to the letters submitted on your behalf dated May 14, 2013 (two letters), and May 16, 2013 (two letters), all concerning the shareholder proposal you submitted to the Fund. We also received one letter from the Fund dated May 15, 2013.

On May 10, 2013, we issued our response expressing our informal view that the Fund could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in the letters submitted in connection with your request for reconsideration, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Securities Exchange Act of 1934 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/investment/im-noaction.shtml#P87_900. Attached is a description of the informal procedures the Division follows in responding to shareholder proposals.

Sincerely,

Susan Nash

Susan Nash
Associate Director

Attachment

cc: Phillip T. Rollock
James Marc Leas, Esq.
Barbara M. Harvey, Esq.

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

May 14, 2013

Debbie Skeens, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Request for reconsideration, or if that is denied, request for review by the Commission regarding the proposal submitted by Steve Tamari

Dear Ms. Skeens:

As one of the approximately 200 proponents of the resolution that was submitted by Steve Tamari I request reconsideration of the informal no-action determination of the staff, dated May 10, 2013.[1] In this letter I will present material information that has not been previously furnished for consideration by the staff. I also incorporate by reference the letters dated April 15, April 29, and May 2, 2013.

If the staff decides to maintain its view, I request that the staff present the questions below to the Commission for review under 17 CFR 202.1d. With regard to the two standards in that regulation, in this letter I will show that the issue is both a matter of substantial importance and novel.

In its May 10, 2013 letter, the staff presented its informal view that the resolution has been "substantially implemented." However, in other situations, the staff took the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (available March 28, 1991) and quoted by CREF on page 6 of its letter dated March 22, 2013.

Similarly, in *Home Depot* February 21, 2012, the staff stated:

> that Home Depot's practices and policies do not compare favorably with the guidelines of the proposal and that Home Depot has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

CREF has the burden of showing that it met this SEC staff standard. The following material information was not previously considered by the staff: Although CREF quoted the *Texaco Inc.* standard, CREF never asserted in any of its letters that it has policies, practices and procedures

---

[1] I am submitting this request as one of the proponents of the resolution on my own behalf in view of factors including the very short time available and the unavailability of several of Barbara Harvey's clients to review.

that compare favorably with the guidelines of the proposal *as actually written*. Nor did CREF present evidence showing that it met this standard. Therefore, CREF could not possibly have met its burden and the staff should reconsider its view that CREF had met the standard.

Instead of meeting its burden to show that it met the standard, in several ways CREF illustrated how it had not met the SEC staff standard regarding substantial compliance with the proposal.

In the section of CREF's March 22, 2013 letter to the SEC in which Phillip T. Rollock discussed "substantial compliance," CREF truncated the proposal, leaving off the entire guideline about the Israeli occupation.

In CREF's April 22 letter to the SEC, Mr. Rollock revised the meaning of the word "includes," so that CREF said the Israeli occupation guideline was a mere "example" of egregious violations of human rights.

Each of these alterations may be taken as an admission by CREF that it could not show that it had policies, practices, and procedures that compared favorably with the actual guidelines of the resolution as actually written.

I would respectfully ask you to consider that the *Texaco* and *Home Depot* standard both include the plural, "guidelines." There is no suggestion in the standard or in any previous no-action letter cited by CREF that the company can omit a guideline, alter a guideline, or cherry-pick among guidelines, and then show substantial compliance with the truncated, altered, or cherry-picked version it creates.

Instead of asserting that CREF had policies, practices and procedures that compare favorably with the guideline in the proposal about "companies whose business supports Israel's occupation," CREF asserted that it had policies regarding human rights in a different place, Darfur in the Sudan. But whatever CREF did regarding human rights in another location only highlights the disparity: the fact that CREF failed to have particular policies, practices and procedures that compare favorably with the guidelines of the proposal as written. The proposal states:

> THEREFORE, shareholders request that the Board end investments in companies that, in the trustees' judgment, substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation.

The standard for review by the Commission under 17 CFR 202.1d includes "questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex."

The following questions involve matters that are both of substantial importance and novel:

- Does CREF need to show that its policies, practices, and procedures compare favorably with the guidelines of the proposal *as actually written*?

- Can CREF meet its burden by showing substantial compliance with a version of the proposal that CREF altered, as it did in different ways in its letters dated March 22 and April 29?
- Is the door now open for all companies to show substantial compliance by altering the proposal, and if one alteration does not work to try another?
- In its communication with the SEC, does CREF need to maintain the standard of avoiding materially false and misleading statements, such as by altering the text of the resolved clause?

The above questions are of substantial importance because they raise issues that extend beyond the present shareholder proposal at CREF. If the present view of the staff is maintained–so a company can truncate a proposal, change the wording of the proposal, or cherry-pick from the proposal–then the SEC staff will be opening the floodgates to all companies to materially falsify the content of shareholder proposals so as to show substantial compliance and omit the resolutions from consideration by the shareholders.

SEC rules restrict both the proponents and the company from making materially false and misleading statements in the proxy materials. But can the company make such statements in its letters to the SEC as it seeks to entirely omit the resolution from a vote by shareholders?

This was not an oversight on CREF's part. Evidence that CREF knowingly falsified the text of the resolved clause is found in CREF's other April 22, 2013 letter, in which Thomas C. Bogle admitted in his first paragraph that "the proposal seeks divestment from 'companies whose business supports Israel's occupation.'"

Mr. Bogle, representing CREF, thus admitted that the guideline concerning Israel's occupation is present and is an essential part of the resolved clause. In view of Mr. Bogle's admission, Mr. Rollock's truncating the resolution in his March 22 letter and his assertion that the very same phrase is a mere "example" in his April 22 letter are knowing falsifications and can be given no credibility. CREF failed to meet any reasonable standard of candor and good faith in its dealing with the SEC. CREF should not be allowed to reap any gain from its inequitable conduct.

Flatly contradicting the attempts to alter the resolution conducted by Mr. Rollock, Mr. Bogle's April 22 letter also shows that CREF has not substantially complied with the resolution. If Mr. Bogle, representing CREF, admits that "the proposal seeks divestment from 'companies whose business supports Israel's occupation,'" and if CREF makes no assertion and provides no evidence showing compliance with that guideline, the SEC staff or Commission has no basis to find substantial compliance.

While proponents presented vast evidence in the April 15 letter showing that the issue of the Israeli occupation is a significant social policy issue, the questions for reconsideration by the staff or review by the Commission are separately significant. The issue here is about whether the company can materially falsify the resolved clause so as to be able to show substantial compliance with the resolution, as so falsified. Also, whether the company can be found to have substantially implemented the proposal if the company has neither asserted nor provided evidence showing that the company has particular policies, practices and procedures that compare favorably with the guidelines of the proposal *as actually written.*

These questions are novel. CREF did not provide citation for rightfully truncating a proposal. Nor did CREF present citation for rightfully altering the text or the meaning of a word or a location in a proposal or for rightfully cherry-picking among guidelines. By contrast, each of the no-action letters cited by CREF actually showed a company describing how its policies and procedures met all the terms of the undoctored proposal as submitted by the proponent. For example in Freeport-McMoRan, the company included a chart and gave detailed explanation in the text of its letters showing how it complied with each and every one of the six guidelines of the proposal.

Thus, the present case appears to be the first time questions could be raised about the staff taking a position establishing that a company can alter the text of a shareholder proposal and then show that it substantially complied with the altered text to meet its burden to show substantial compliance with the proposal.

Conclusion

Reconsideration of the informal view expressed in the May 10 letter that the proposal may be omitted from a vote by shareholders is appropriate in view of the new and previously submitted information. If the staff does not agree to reverse its view, having met the two conditions under 17 CFR 202.1d, I respectfully ask the staff to present these questions to the Commission for review. CREF has not met its burden to show that it substantially implemented the proposal and the evidence is overwhelming that CREF has not substantially implemented the proposal. Please reverse and let the CREF shareholders consider and vote on this proposal. If you have any questions, please do not hesitate to call. Thank you very much.

Sincerely,

s/James Marc Leas/
James Marc Leas, Esq.
37 Butler Drive
South Burlington, Vermont 05403
802 864-1575
jimmy@vermontpatentlawyer.com

BARBARA HARVEY, ESQ.
1394 EAST JEFFERSON AVENUE
DETROIT, MICHIGAN 48207
(313) 567-4228
blmharvey@sbcglobal.net

May 14, 2013

Debbie Skeens, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Request for Reconsideration or in the Alternative for Review by the Commission on Behalf of CREF Shareholder Proponents Steve Tamari, *et al.*

Dear Ms. Skeens:

Please treat the submission filed by Mr. Leas this morning on his own behalf as submitted on behalf of the proponents, whose representatives have now authorized its filing.

This letter serves to bring to your attention evidence that is new evidence, neither submitted in our previous submissions nor presented in Mr. Leas' letter of this morning. This evidence is a statement made by TIAA-CREF President and CEO Roger Ferguson at CREF's July 17, 2012 annual meeting, to shareholders in attendance, which he appeared to be directing specifically at We Divest campaign representatives, in response to comments just made from the floor. His statement was that CREF would never divest from companies supporting the Israeli Occupation across all accounts.

We respectfully submit that this statement by Mr. Ferguson is an admission by CREF's highest officer that it intends never to comply with the resolution, as written. By its express terms, the resolution requests divestment from companies supporting the Israeli Occupation.

The record previously presented to the Staff contained no evidence of any steps that TIAA-CREF has taken to implement the proposed resolution's *only* specific request for action. The record now before the Staff contains evidence that TIAA-CREF intends *never* to achieve the outcome requested in the proposed resolution. The record does not even contain the actual TIAA-CREF human rights policy that presumably constitutes 50% of the record upon which the Staff issued its no-action letter.

Upon the record that is now before the Staff, it cannot fairly be found that the company – having failed to submit its actual human rights policy to demonstrate that it is in fact a policy capable of achieving the action requested in the proposed resolution; having taken no steps of any kind, at all, to comply with the proposed resolution's only specific request for action; and having clearly and unambiguously stated, at its most recent annual meeting, that it will never take the full action requested in the resolution – has "substantially complied" with the resolution.

We respectfully submit that this record, as set forth herein, does not meet the Commission's standard for substantial compliance, because TIAA-CREF's "practices and policies do not compare favorably with the guidelines of the proposal." *Home Depot* (February 21, 2012).

Respectfully submitted,

/s/

Barbara Harvey

cc: Steve Tamari
Sydney Levy
James M. Leas, Esq.
Phillip T. Rollock
Jonathan Feigelson, Esq.
Thoimas C. Bogle, Esq.
Adam Teufel, Esq.



Financial Services

Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
Tel: (212) 916-4218
Fax: (212) 916-6524
prollock@tiaa-cref.org

May 15, 2013

VIA E-MAIL

Deborah D. Skeens, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Reconsideration of May 10, 2013 No-Action Letter to College Retirement Equities Fund ("CREF") Relating to Shareholder Proposal of Steve Tamari

Dear Ms. Skeens:

By letter dated May 10, 2013 (the "No-Action Letter"), the Staff of the Securities and Exchange Commission advised that it would not recommend enforcement action to the Commission if CREF omitted a shareholder proposal (the "Proposal") submitted by Steve Tamari ("Proponent") from CREF's 2013 proxy materials in reliance on Rule 14a-8(i)(10) under the Securities Exchange Act of 1934. On May 14, 2013, the Staff received two letters, one submitted by James Marc Leas (the "Leas Letter") and one submitted by Barbara Harvey (the "Harvey Letter"), each requesting that the Staff reconsider the No-Action Letter, and further requesting that the Commission review the No-Action Letter if Staff reconsideration is denied. For the reasons discussed below, we do not believe that Staff reconsideration or Commission review is warranted.

I. The Proponent Has Presented No New Material Information to the Staff

The Leas Letter purports to present "material information that has not been previously furnished for consideration by the staff." This is simply not the case. The arguments made in the Leas Letter are precisely the same arguments that Mr. Leas made in multiple letters to the Staff dated April 15, 2013 (beginning at Section T), April 29, 2013 (beginning at Section III) and May 2, 2013. Mr. Leas seems to believe that, in CREF's request for no-action assurance and subsequent correspondence with the Staff, CREF "truncated," "altered" and "cherry-picked" words from the Proposal so as to change its meaning. This is an inaccurate assertion given that CREF's original March 22, 2013 request for no-action assurance prominently restates, in its entirety, the exact wording of the Proposal at the beginning of the letter. CREF also attached the Proposal and supporting statement, in its entirety, as an exhibit to that letter. The arguments made in the Leas Letter have no merit now, just as they had no merit when first presented to the Staff in the multiple letters submitted by Mr. Leas prior to the issuance of the No-Action Letter.

The Harvey Letter does include one new allegation – a statement allegedly made by CREF's CEO, Roger Ferguson, at CREF's 2012 annual shareholder meeting. In fact, the statement Ms. Harvey attributes to Mr. Ferguson is a gross mischaracterization of Mr. Ferguson's actual comments at that meeting. Moreover, Ms. Harvey offers no explanation as to why such "new evidence" is only now being brought to the Staff's attention – after nearly two months of voluminous correspondence with the Staff relating to the Proposal, and 10 months after CREF's 2012 annual shareholder meeting.

For the reasons discussed in our March 22, April 22, and May 1 correspondence with the Staff, we continue to believe that the Proposal has been substantially implemented.[1] CREF already has put in place policies and practices designed to address human rights matters, which may include divesting from companies that, in the judgment of CREF's board, engage in serious human rights abuses. The Proposal's supporting statement acknowledges CREF's existing practices in this area, which are addressed in more detail in the TIAA-CREF Policy Statement on Corporate Governance. Indeed, the Proponent's own website acknowledges that CREF "cares about socially responsible investment," noting, for instance, that CREF has divested from companies with material ties to Sudan.[2] The Proponent and his representatives complain that CREF has not specifically divested from "companies whose business supports Israel's occupation." However, when applying the "substantially implemented" standard, a proposal need not be "fully effected,"[3] but rather implementation of the "essential objective" of a proposal is sufficient, even when the company's actions do not fully comply with the specific dictates of the proposal.[4] In our view, CREF's human rights policies and practices constitute substantial implementation of the "essential objectives" of the Proposal for the reasons stated in our previous correspondence with the Staff.[5]

---

1 We reiterate our view that the Proposal also may be excluded from CREF's 2013 proxy materials under Rule 14a-8(i)(7), for all of the reasons set forth in our prior correspondence with the Staff.

2 *See* http://wedivest.org/about-the-campaign/ (viewed May 15, 2013).

3 Exchange Act Release No. 20091, 48 FR 35082 (Aug. 16, 1983).

4 *See, e.g.,* Freeport-McMoRan Copper & Gold, Inc., SEC No-Action Letter (pub. avail. Mar. 5, 2003) (company already had implemented a human rights policy, even though the specific elements of the policy did not meet the shareholder proponent's objectives); *see also* AMR Corp., SEC No-Action Letter (pub. avail. Apr. 17, 2000) and Kmart Corp., SEC No-Action Letter (pub. avail. Mar. 12, 1999).

5 Moreover, if one were to accept the Proponent's construction of the Proposal, then the Proposal would clearly interfere with CREF's management functions, rendering the Proposal

II. The Proponent has Not Met the Standard for Commission Review

Section 202.1(d) provides that "[t]he staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex, although the granting of a request for an informal statement by the Commission is entirely within its discretion."

By its terms, Section 202.1(d) requires that a request involve matters that are novel or highly complex. The arguments raised by the Proponent and his representatives do not meet this standard. The Staff has considered and resolved numerous shareholder proposals requesting divestment from companies, including companies that, in the judgment of a fund's board, substantially contribute to human rights abuses.[6] Similarly, the Staff has considered and resolved multiple shareholder proposals relating to Israeli-Palestinian relations.[7] In light of these facts, we respectfully submit that no novel or complex issues are raised by the Leas Letter or the Harvey Letter. Accordingly, the standard for Commission review has not been met.

For all the reasons set forth herein, and in our letters dated March 22, April 22 and May 1, 2013, we respectfully request that the Staff deny the Proponent's request for reconsideration and Commission review.

---

excludable under Rule 14a-8(i)(7). The Staff has consistently recognized that the ordinary business operations of an investment company include buying and selling portfolio securities, and that a shareholder proposal requesting that an investment company divest from specific portfolio securities may be excluded under Rule 14a-8(i)(7). *See, e.g.*, College Retirement Equities Fund – Fuller, SEC No-Action Letter (pub. avail. May 3, 2004). At the same time, the Staff has permitted shareholder proposals requesting that an investment company's board screen out investments in companies that, *in the judgment of the board*, substantially contribute to serious human rights abuses. *See, e.g.*, Fidelity Funds, SEC No-Action Letter (pub. avail. Jan. 22, 2008). Respecting the judgment of an investment company's board is an essential component of any such shareholder proposal – without it, a proposal would impermissibly interfere with management functions, rendering the proposal excludable under Rule 14a-8(i)(7). Accordingly, to the extent that implementation of the Proposal here would require CREF to divest from specific "companies whose business supports Israel's occupation," or to even accept that such companies "substantially contribute to or enable egregious violations of human rights," then the Proposal would be properly excludable under Rule 14a-8(i)(7) as interfering with CREF's management functions. We discuss these arguments in greater detail in our previous correspondence with the Staff.

6 *See id.*

7 *See, e.g.*, American Telephone & Telegraph Co., SEC No-Action Letter (pub. avail. June 30, 1992) and College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 6, 2011).

Very truly yours,



Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund

cc: Steve Tamari
James Marc Leas, Esq.
Barbara Harvey, Esq.
Jeffrey S. Puretz, Esq. Dechert LLP
Thomas C. Bogle, Esq. Dechert LLP
Adam T. Teufel, Esq. Dechert LLP

18197682

BARBARA HARVEY, ESQ.
1394 EAST JEFFERSON AVENUE
DETROIT, MICHIGAN 48207
(313) 567-4228
blmharvey@sbcglobal.net

May 16, 2013

Debbie Skeens, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Request for Reconsideration or in the Alternative for Review by the Commission on Behalf of CREF Shareholder Proponents Steve Tamari, *et al.*

Dear Ms. Skeens:

This letter responds to TIAA-CREF's letter of May 15, 2013, in response to the undersigned's letter on behalf of lead proponent Steve Tamari and other proponents. For the reasons set forth in our letter of May 14, 2013 and below, we urge Staff to reconsider issuance of its no-action letter or alternatively to refer our request for reconsideration to the Commission.

1. TIAA-CREF's human rights policy does not permit divestment for egregious human rights violations.

In responding to proponents' request for reconsideration, TIAA-CREF has at last identified its Policy Statement on Corporate Governance as the source of the human rights policy that it relies upon for its "substantial compliance" defense. This five-paragraph policy permits consideration of divestment only under the following circumstances:

1. "in the rarest of circumstances," and
2. "as a last resort";
3. companies to be divested must be judged by TIAA-CREF to be involved in "*genocide and crimes against humanity*, the most serious human rights violations";
4. those same companies' involvement in "genocide *and* crimes against humanity" must be so intense as to make them "complicit" in the commission of these "most serious human rights violations";
5. even then, TIAA-CREF will not divest unless "sustained efforts at dialogue have failed"; and, finally,
6. "divestment can be undertaken in a manner consistent with our fiduciary duties."[1]

---

[1] (Emphasis added.) The verbatim passage follows:

In the experience of TIAA-CREF, long-term shareholder engagement with companies is the most effective and appropriate means of promoting corporate

It is doubtful that any human rights crisis short of another Holocaust, recognizable as such at the time, would qualify for divestment under this policy, and then only after the "sustained" engagement that the company requires as a condition precedent to divestment. TIAA-CREF was still "engaging" with companies that supported apartheid in South Africa, when the ANC achieved success.

The company's human rights policy does not encompass "ethnic cleansing," the practice of removing an entire undesired population, if done without committing genocide. Internationally respected Israeli scholar Ilan Pappe has accused Israel of engaging in the ethnic cleansing of Palestinians.[2] The company's policy would not apply to the killing of non-violent resisters, Palestinian and international, as in the case of Evergreen College student Rachel Corrie, an American who was bulldozed to her death while standing before a Palestinian home in Gaza that she sought to save from demolition. The policy fails to address torture and the imprisonment and solitary confinement of children for throwing stones at armor-plated 2-story bulldozers – the now popular symbolic image of the Palestinian David against the Israeli Goliath. Apartheid, itself, is neither "genocide" nor a "war crime." Yet apartheid practices provoked civil war in the United States and South Africa – violent uprisings that no one condemns as responses to such an egregiously dehumanizing human rights violation.

Divestment from companies that support apartheid is the practice that modern Palestinian civil society has urged upon the world. The BDS movement eschews violent resistance. Companies adhering to policies such as TIAA-CREF's human rights policy would destroy the non-violent option, leaving violence as the only option.

We submit that TIAA-CREF's human rights policy does not provide a mechanism for implementing the proposed resolution. CREF participants should be allowed to vote on whether they want such conduct on their consciences, as its beneficiaries.

> respect for human rights. However, in the rarest of circumstances and consistent with Section II of this document, we may, as a last resort, consider divesting from companies we judge to be complicit in genocide and crimes against humanity, the most serious human rights violations, after sustained efforts at dialogue have failed and divestment can be undertaken in a manner consistent with our fiduciary duties.

TIAA-CREF Policy Statement on Corporate Governance, at 27 (6th ed.), at https://www.tiaa-cref.org/public/pdf/pdf/governance_policy1.pdf.

Part II, referenced in the quoted passage, states in relevant part a preference for "engagement over divestment." *Id.*, at 5. However, as we have noted in an earlier submission, nothing in the language of the proposed resolution restricts TIAA-CREF from attempting to achieve the goals of the resolution by engagement before turning to divestment.

[2] Professor Pappe meticulously documented a historically comprehensive case for ethnic cleansing, as a policy and actual practice, in THE ETHNIC CLEANSING OF PALESTINE (2006), from the years of Zionist ideology that preceded establishment of the State of Israel in 1948, to the present occupation. "Israel's 1948 Plan D ... contains a repertoire of cleansing methods that one by one fit the means the UN describes in its definition of ethnic cleansing, and sets the background for the massacres that accompanied the massive expulsion." *Id.* 2.

2. TIAA-CREF has made no showing to contradict the proponents' evidence of its intent never to divest from Israel's occupation across all of its accounts.

The company attacks proponents' reference to a statement made by TIAA-CREF President and CEO Roger Ferguson at CREF's July 17, 2012 annual meeting, to the effect that CREF would never divest from companies supporting the Israeli Occupation across all accounts. It asserts that this passage is a "gross mischaracterization of Mr. Ferguson's actual comments at that meeting." Rollock letter of May 15, 2013, at 2.

But CREF fails to explain *how* the statement grossly mischaracterizes Mr. Ferguson's comment. The argument quoted above is the total argument. As such, it is nothing more than a naked accusation that does not trump the proponents' specific factual statement.

If there is a dispute about whether our letter mischaracterizes Ferguson's statement, it may be resolved definitively by a transcript of the disputed statement, assuming, as we do, that the entire proceeding was likely recorded. Another option, although such evidence is no substitute for a transcript of the actual statement, would be an affidavit by Mr. Ferguson, stating the specific substance of his actual statement, as he presently recalls it, if he does.

As described by proponents, Mr. Ferguson's statement is consistent with the human rights policy that has now been identified, which provides no policy foundation for divestment from companies that support egregious human rights violations by supporting the occupation.

3. The "management functions" argument in footnote 5 in CREF's May 15th letter is a classic "red herring" issue. The proposed resolution was drafted to avoid treading on CREF's management functions. It names no companies from which CREF would be compelled to divest. It leaves entirely to CREF trustees the determination of which companies "substantially contribute to or enable egregious violations of human rights, including companies whose business supports Israel's occupation."

5. We submit that this request for reconsideration meets the applicable standard for referral to the Commission, notwithstanding CREF's opposition: The Staff's interpretation of the "substantial compliance" rule to apply to this case is novel, in that it effectively jettisons the existing rule, restated a year ago in *Home Depot* (February 21, 2012). It is now clear that CREF's human rights policy does not establish a policy framework for the divestment sought in the proposed resolution. CREF has made no showing that it has taken any steps to apply its human rights policy to the Occupation.[3] To the contrary, it has stated its intent never to divest from the occupation across all accounts. Finally, settling the meaning of the "substantial compliance" standard is an important question, warranting submission to the Commission.

---

[3] CREF has stated in its papers that it divested Caterpillar from its SRI accounts only because MSCI delisted Caterpillar as a socially responsible investment.

Respectfully submitted,

/s/

Barbara Harvey

cc: Steve Tamari
Sydney Levy
James M. Leas, Esq.
Phillip T. Rollock
Jonathan Feigelson, Esq.
Thomas C. Bogle, Esq.
Adam Teufel, Esq.

May 16, 2013

Debbie Skeens, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Response to CREF letter of May 15 regarding request for reconsideration and/or review by the Commission regarding the proposal submitted by Steve Tamari

Dear Ms. Skeens:

This is in response to the May 15, 2013 letter from Phillip T. Rollock of CREF. Mr. Rollock states that it is "an inaccurate assertion" that in his correspondence with the staff "CREF 'truncated,' 'altered' and 'cherry-picked' words from the proposal so as to change its meaning." He states that "CREF's original March 22, 2013 request for no-action assurance prominently restates, in its entirety, the exact wording of the proposal at the beginning of the letter."

However, Mr. Rollock does not deny that, on line 23 of page 6 of the March 22 letter where Mr. Rollock was discussing Rule 141-8(i)(10) regarding substantial implementation, he did indeed truncate, replacing a portion of the proposal with ellipses, and he then provided analysis as to why CREF substantially implemented the portion of the proposal regarding human rights as if the Israeli occupation portion of the proposal did not exist at all.

Nor does he deny that on line 25 of page 3 of CREF's April 22 letter where Mr. Rollock was discussing Rule 141-8(i)(10) regarding substantial implementation, he did indeed alter the meaning of the word "including" to be an "example," now providing analysis as to why CREF substantially implemented the portion of the proposal regarding human rights as if the Israeli occupation portion existed merely as an example.

The SEC staff decision was based on Rule 141-8(i)(10) "substantially implemented." As Mr. Rollock does not deny that he truncated, altered, and cherry-picked *in the sections of his letters where he argued "substantial implementation,"* the fact that the entire proposal was elsewhere accurately presented in CREF's March 22 letter is irrelevant. Mr. Rollock was essentially asking the staff to accept his various rewrites and cherry-pickings of the proposal so as to conform to the requirements of substantially implemented rather than showing that CREF indeed "has policies, practices and procedures that compare favorably with the guidelines of the proposal" as actually written.

Nor does Mr. Rollock deny that in both of those sections of those letters he cherry-picked the human rights portion as the "essential objective," effectively denying that the Israeli occupation portion was also an essential objective. Even Mr. Rollock's own representative, Thomas C. Bogle, disagreed with Mr. Rollock's selection as to the essential objective, as described in his letter, dated April 22, 2013. There Mr. Bogle admitted that "the proposal seeks divestment from 'companies whose business supports Israel's occupation.'" Mr. Rollock's letter includes no mention of this contradiction.

Mr. Rollock's omission of mention–and his failure to explain–this truncating, altering, and cherry-picking in these relevant sections of his letters means that his letter is bereft of facts or argument in response to the request in my May 14 letter for reconsideration by the Staff or review by the Commission.

Nothing in Exchange Act Release No. 20091 cited by Mr. Rollock permits a company to engage in the practices used by Mr. Rollock to hack, maim, mangle and distort the proposal as submitted in the name of avoiding the staff's "previous formalistic application" of the interpretation of Rule 141-8(c)(10) that "the action requested by the proposal has been fully effected." None of the examples cited by CREF, including Freeport-McMoRan, AMR, and Kmart, involved a company that amputated the text or otherwise destroyed the meaning of the proposal as written.

While, of course, CREF could not hide or replace the actual text of the proposal, Mr. Rollock's argument for substantial implementation entirely hinged on his desperate resort to truncating, altering, and cherry-picking in those relevant sections of his letters. Accepting or in any way giving a stamp of approval to this inequitable conduct would set a very unfortunate precedent.

Nor did Mr. Rollock give any basis for designating himself as the one to make those self-serving cherry-picks as to what is the essential objective.

Mr. Rollock did not reply to the point in my May 14, 2013 letter that said:

> Although CREF quoted the *Texaco Inc.* standard, CREF never asserted in any of its letters that it has policies, practices and procedures that compare favorably with the guidelines of the proposal *as actually written*. Nor did CREF present evidence showing that it met this standard. Therefore, CREF could not possibly have met its burden and the staff should reconsider its view that CREF had met the standard.

As CREF itself has continued to make no assertion, even in the May 15 letter from Mr. Rollock, that it has policies, practices and procedures that compare favorably with the guidelines of the proposal as actually written, there is no basis for the SEC staff or the Commission to find that CREF has substantially implemented the proposal.

Mr. Rollock fails to address or even mention the important and novel questions presented for review by the Commission in my May 14 letter. Instead Mr. Rollock mentions issues not raised for review by the Commission.

In footnote 5 CREF asserts that "if one were to accept the Proponent's construction of the Proposal, then the Proposal would clearly interfere with CREF's management functions, rendering the Proposal excludable under Rule 14a-8(i)(7).

I respectfully ask the staff to consider that I offer no construction of the proposal other than its plain meaning, undistorted by Mr. Rollock.

Mr. Rollock's argument falls flat. Even if you accept his premise regarding management functions, which I do not, Mr. Rollock omits mention of the fact that proposals that are ordinarily excludable under Rule 14a-8(i)(7) may not be excluded if they meet the requirements of the exception for matters of "widespread public debate and increasing recognition that the issue raises significant social and corporate policy issues," as proponents described in the letter submitted on April 15. That letter gave voluminous evidence of widespread public debate and increasing recognition that the issue of the Israeli occupation raises significant social and corporate policy issues. CREF has not disputed that standard or that evidence. In footnote 5 Mr. Rollock simply ignored the existence of the exception for such significant policy issues. Therefore, Mr. Rollock's implication that his twisted constructions of the proposal are OK because the plain meaning of the proposal would cause it to be excluded under Rule 14a-8(i)(7) should be rejected by the staff.

Conclusion

CREF asserts that its accurate presentation of the proposal in the beginning of its letter is sufficient. Thus, CREF omits any mention or explanation of its actual truncating, altering and cherry-picking words from the proposal so as to change its meaning in the sections of its letters which is the subject of the request for reconsideration and review by the Commission regarding "substantial implementation."

If CREF's action was accepted by the staff and the Commission, a company could follow CREF's example, and after accurately presenting the proposal in the beginning of its letter, the company could acceptably alter the proposal and unilaterally assert its view of its essential purpose to meet the needs of its argument to have the proposal omitted from a vote by shareholders.

As CREF has ducked responding to the issue of its falsification and inequitable conduct in the sections where it engaged in such practice, the facts and arguments presented in my May 14 letter, the request for reconsideration and review by the Commission, and the questions actually presented for review by the Commission stand unanswered and undisputed. And CREF has never asserted or presented evidence that it actually met the terms of the *Texaco* standard that CREF itself presented.

Please reverse and let the CREF shareholders consider and vote on this proposal. If you have any questions, please do not hesitate to call. Thank you very much.

Sincerely,

s/James Marc Leas/
James Marc Leas, Esq.
37 Butler Drive
South Burlington, Vermont 05403
802 864-1575
jimmy@vermontpatentlawyer.com

cc: Steve Tamari, Sydney Levy, Barbara Harvey, Phillip T. Rollock, Jonathan Feigelson, Esq., Thomas C. Bogle, Esq., Adam Teufel, Esq.

12:43:50

77535

811-04415